Exhibit 99.(a)(1)(D)

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Election Info Make An Election

Welcome to the VeriSign, Inc. Stock Options Tender Offer Website

We are pleased to announce that VeriSign’s Tender Offer was officially launched on July 27, 2007 and will remain open until August 23, 2007 at 11:59 p.m. Pacific Time (unless we extend it).

The Tender Offer will provide you with the opportunity to avoid the unfavorable tax consequences under Section 409A of the Internal Revenue Code you may otherwise incur with respect to your retroactively priced options. The specifics of the program are described in the Offer to Amend or Replace and the exhibits thereto. You may obtain a copy of the relevant documents by logging on to the Tender Offer website at https://vrsn.equitybenefits.com. We urge you to read the Offer to Amend or Replace and the exhibits thereto very carefully.

Options eligible for the Tender Offer will remain subject to potential adverse tax consequences under Section 409A until the close of the Tender Offer and the official amendment or replacement of such options on the first business day following the expiration of the Tender Offer. Therefore, we remind you that if you exercise your tendered options prior to the amendment of your tendered options, you may be subject to taxes, penalties or interest under Section 409A.

Below is an easy checklist that outlines how and when to tender affected Options.

1. You must log onto the Tender Offer Website at https://vrsn.equitybenefits.com and use your employee ID and the last four digits of your Social Security Number for entry into the site. If the site does not recognize you, please send an e-mail to 409A-admin@verisign.com with your name and employee ID number.

Below is an easy checklist that outlines how and when to tender affected Options.

1. You must log onto the Tender Offer website at https://vsrn.equitybenefits.com and use your employee ID and the last four digits of your Social Security Number for entry into the site. If the site does not recognize you, please send an e-mail to 409A-admin@verisign.com with your name and employee ID number.

2. Click on the MAKE AN ELECTION button to proceed with your election. You will be redirected to the first page of the Election Form. You will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering your Eligible Options for amendment or replacement in accordance with the terms of the Offer.

3. After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you will proceed to the AGREEMENT TO TERMS OF ELECTION page. Only after you agree to the Agreement to the terms of Election will you be directed to the PRINT CONFIRMATION page.

4. Please print and keep a copy of the PRINT CONFIRMATION for your records. You will then be deemed to have completed the election process.

KEY DATES TO REMEMBER

The commencement date of the Offer is July 27, 2007.

The Offer will expire at 11:59 pm Pacific Time on August 23, 2007 (unless we extend it).

The Eligible Options will be amended or replaced on August 24, 2007 (unless we extend the Offer). Please be aware that your option account with E-Trade may not accurately reflect the amendment or replacement for one to two business days following the amendment date.

The cash bonus, if applicable, is scheduled to be paid on January 4, 2008.